SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 3)

                        America West Airlines, Inc.
                                ----------
                             (Name of Issuer)


                   Class A Common Stock, $.01 par value
                   Class B Common Stock, $.01 par value
                 Warrants to Purchase Class B Common Stock
                                ----------
                      (Title of Class of Securities)


                                023650  302
                                023650  203
                                023650  112
                                ----------
                              (CUSIP Numbers)


                             Jeffery A. Smisek
           Senior Vice President, General Counsel and Secretary
                        Continental Airlines, Inc.
                      2929 Allen Parkway, Suite 2010
                           Houston, Texas 77019
                              (713) 834-2950
                                ----------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             February 14, 1996
                                ----------
                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement  [  ].


                               SCHEDULE 13D

CUSIP Nos. 023650  302, 023650  203, 023650  112


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Continental Airlines, Inc.
      74-2099724


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)
      [X]
      (b)
      [  ]


3     SEC USE ONLY


4     SOURCE OF FUNDS

      WC


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
      [  ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE


                        7        SOLE VOTING POWER

               CLASS A COMMON STOCK         325,505
               CLASS B COMMON STOCK       2,311,094
               WARRANTS                     802,860

NUMBER OF

SHARES
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY
EACH           CLASS A COMMON STOCK       1,200,000
               CLASS B COMMON STOCK      13,605,766
               WARRANTS                   4,898,765


REPORTING      9    SOLE DISPOSITIVE POWER
PERSON
WITH           CLASS A COMMON STOCK         325,505
               CLASS B COMMON STOCK       2,311,094
               WARRANTS                     802,860

               10   SHARED DISPOSITIVE POWER

               CLASS A COMMON STOCK       1,200,000
               CLASS B COMMON STOCK      13,605,766
               WARRANTS                   4,898,765


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               CLASS A COMMON STOCK       1,200,000
               CLASS B COMMON STOCK      13,605,766
               WARRANTS                   4,898,765


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               CLASS A COMMON STOCK             100%
               CLASS B COMMON STOCK            27.7%
               WARRANTS                        47.2%


14   TYPE OF REPORTING PERSON

     CO

     This Amendment No. 3 (this "Amendment") amends and supplements the
Schedule 13D filed on September 6, 1994, as amended by Amendment No. 1 filed on November 22, 1995 and Amendment No. 2 filed on January 30, 1996 (the "Schedule 13D"), of Continental Airlines, Inc. ("Continental") with respect to the Class A Common Stock, $0.01 par value per share (the "Class A Common"), the Class B Common Stock, $0.01 par value per share (the "Class B Common"), and the Warrants to Purchase Class B Common (the "Warrants") of America West Airlines, Inc., a Delaware corporation (the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.    Purpose of Transaction

     Item 4 of the Schedule 13D is hereby amended by inserting the following paragraphs immediately prior to the final paragraph thereof.

     On February 14, 1996, Continental, each of the TGP Parties, Mesa and Lehman Brothers Inc. (collectively, the "Selling Securityholders") entered into and executed a Purchase Agreement (the "Purchase Agreement") and related Pricing Agreement (the "Pricing Agreement") each dated February 14, 1996, among the Company, the Selling Securityholders and underwriters represented by Merrill Lynch, Pierce, Fenner & Smith Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation and Lehman Brothers Inc. (together, the "Representatives"). The following is a brief description of the Purchase Agreement and the Pricing Agreement, and is qualified in its entirety by reference to such agreements, copies of which are filed as exhibits hereto and incorporated herein by reference. Pursuant to the Purchase Agreement and the Pricing Agreement, the Selling Securityholders have agreed to sell to the underwriters, acting through the Representatives, for resale pursuant to the Company's Registration Statement on Form S-1, File No. 33-54243, and the related prospectus dated January 29, 1996 and prospectus supplement dated February 14 1996 to be filed pursuant to Rule 424(b) of the Securities Act of 1933, as amended, at a price of $19.50 per share, less an underwriting discount of $0.93 per share, 6,633,000 shares of Class B Common. Of the 6,633,000 shares of Class B Common to be sold, 1,100,000 shares are to be sold by Continental, 2,404,178 shares are to be sold by TPG, 242,258 shares are to be sold by TPG Parallel, 253,564 shares are to be sold by Air Partners II, 1,633,000 shares are to be sold by Mesa and 1,000,000 shares are to be sold by Lehman Brothers Inc. The closing of the sale of the 6,633,000 shares of Class B Common pursuant to the Purchase Agreement and the Pricing Agreement is expected to occur on February 21, 1996 and is subject to the satisfaction or waiver of certain conditions set forth in the Purchase Agreement. In addition, pursuant to the Purchase Agreement, Continental has granted to the underwriters an option to purchase up to an additional 258,030 shares of Class B Common and Mesa has granted to the underwriters an option to purchase up to an additional 351,970 shares of Class B Common, in each case solely to cover over-allotments in connection with the sale of the shares of Class B Common.

     On February 14, 1996, Continental entered into and executed a Share Exchange Agreement (the "Share Exchange Agreement") dated February 14, 1996 with the TPG Parties. The following is a brief description of the Share Exchange Agreement, and is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference. Pursuant to the Share Exchange Agreement, each of the TPG Parties has agreed to exchange shares of Class B Common for an equal number of shares of Class A Common held by Continental. The aggregate amount of shares of Class B Common which may be exchanged with Continental for an equal number of shares of Class A Common held by Continental is, in the case of TPG, 138,395 shares, in the case of TPG Parallel, 13,945 shares, and in the case of Air Partners II, 14,596 shares. Closing of the exchange of 80,926 of such shares by the TPG Parties (consisting of 67,090 shares to be exchanged by TPG, 6,760 shares to be exchanged by TPG Parallel and 7,076 shares to be exchanged by Air Partners II) with Continental is conditioned on closing of the sale of shares of Class B Common to the underwriters pursuant to the Purchase Agreement and the Pricing Agreement. Closing of the exchange of up to 86,010 of such shares (consisting of up to 71,305 shares to be exchanged by TPG, up to 7,185 shares to be exchanged by TGP Parallel and up to 7,520 shares to be exchanged by Air Partners II) is conditioned on closing of the sale of shares of Class B Common pursuant to the underwriters' over-allotment option, if and to the extent exercised. In the Share Exchange Agreement, Continental has also waived its right of first refusal with regard to the sale by the TPG Parties to the underwriters of the shares of Class B Common to be sold by the TPG Parties to the underwriters.

Item 5.   Interest in Securities of the Issuer.

     Items 5(a) and (b) of the Schedule 13D are hereby amended to read in their entirety as follows:

     (a)-(b) At the date hereof, Continental has the sole power to vote and dispose of 325,505 shares of the Class A Common, 1,508,234 shares of the Class B Common, and 802,860 Warrants. The Warrants entitle holders to purchase one share of the Class B Common at a price of $12.74 per share. The Class A Common held by Continental represents approximately 27.1% of the 1,200,000 shares of Class A Common outstanding as of December 31, 1995, based on information provided by the Company. The Class B Common held by Continental represents approximately 3.4% of the 44,141,330 shares of Class
B Common outstanding as of December 31, 1995, based on information provided by the Company. The Warrants held by Continental represent approximately 7.7% of the 10,380,286 Warrants outstanding as of December 31, 1995, based on information provided by the Company. Assuming exercise of the Warrants, the Class B Common and Warrants held by Continental represent approximately 5.1% of the 44,944,190 shares of Class B Common which would be assumed to be outstanding upon such exercise.

     As set forth in Item 5(d) and 6, the TPG Parties have certain understandings and agreements regarding the voting and disposition of the securities of the Company held by them with GPA Group plc, an Irish public limited company ("GPA"), Continental and Mesa Airlines, Inc., a New Mexico corporation ("Mesa"). As a result of these agreements and understandings, the TPG Parties together with each of GPA, Continental and Mesa comprise a group within the meaning of Section 13(d)(3) of the Exchange Act, and each may be deemed to beneficially own the securities of the Company owned by the others. Information concerning the ownership of Class A Common, Class B Common and Warrants by each of the TPG Parties, GPA and Mesa is contained in separate Schedules 13D, as amended, being filed by each of the TPG Parties, GPA and Mesa. In an amendment to its Schedule 13D filed on November 23, 1995, Mesa reported that Regional Aircraft Services, Inc. ("Regional"), a California corporation that is 100% owned by Mesa, received 2,129 shares of Class B Common in full and complete satisfaction of certain claims of Regional as a general unsecured creditor of Old America West. These shares of Class B Common were distributed to Regional pursuant to the Plan as confirmed by the Bankruptcy Court.

     On the basis of information contained in the Schedules 13D (as amended as of the date hereof) filed by the TPG Parties, GPA and Mesa, Continental, the TPG Parties, Mesa and GPA, as a group, beneficially own 1,200,000 shares of the Class A Common, 8,707,001 shares of the Class B Common, and 4,898,765 Warrants. The aggregate amount of Class A Common beneficially owned by the group represents 100% of the 1,200,000 shares of Class A Common outstanding as of December 31, 1995, based on information provided by the Company. The aggregate amount of Class B Common beneficially owned by the group represents approximately 19.7% of the 44,141,330 shares of Class B Common outstanding as of December 31, 1995, based on information provided by the Company. The aggregate amount of Warrants beneficially owned by the group represents approximately 47.2% of the 10,380,286 Warrants outstanding as of December 31, 1995, based on information provided by the Company. Assuming exercise of the Warrants, the aggregate amount of Class B Common and Warrants beneficially owned by the group represents approximately 27.7% of the 49,040,095 shares of Class B Common which would be assumed to be outstanding upon such exercise.

     Except as described herein, Continental does not have the sole or shared voting power to vote or the sole or shared power to dispose of any shares of Class A Common, Class B Common or any of the Warrants.

     To the knowledge of Continental, none of the individuals named in Item 2 has the sole or shared power to vote or the sole or shared power to dispose of any shares of Class A Common, Class B Common or any of the Warrants.

Item 6.
      Contracts, Arrangements, Understandings or
      Relationships With Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by deleting the two paragraphs immediately prior to the final paragraph thereof and replacing them with the following paragraphs.

     As set forth in Item 4, on February 14, 1996, the Selling Securityholders entered into and executed the Purchase Agreement and related Pricing Agreement, each dated February 14, 1996, among the Company, the Selling Securityholders and underwriters represented by the Representatives. Each of the Purchase Agreement and the Pricing Agreement is briefly described in Item 4 and copies of each such Agreement are attached as an exhibit hereto and incorporated by reference herein.

     As set forth in Item 4, on February 14, 1996, Continental entered into and executed the Share Exchange Agreement, dated February 14, 1996 with the TPG Parties. The Share Exchange Agreement is briefly described in Item 4 and a copy of such Agreement is attached as an exhibit hereto and incorporated by reference herein.

Item 7.   Material to be Filed as Exhibits

Exhibit 1  --  Purchase Agreement
Exhibit 2  --  Pricing Agreement
Exhibit 3  --  Share Exchange Agreement

                                 SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and accurate.

Dated:    February 16, 1996


                              CONTINENTAL AIRLINES, INC.



                              By: /s/ Jennifer L. Vogel
                              Name:  Jennifer L. Vogel
                                     Vice President and Assistant Secretary





                                                                  EXHIBIT 1

                             6,633,000 Shares

                        AMERICA WEST AIRLINES, INC.

                         (a Delaware corporation)

                           Class B Common Stock

                        (Par Value $.01 Per Share)


                            PURCHASE AGREEMENT

                                                          February 14, 1996


MERRILL LYNCH & CO.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Donaldson, Lufkin & Jenrette Securities Corporation
Lehman Brothers Inc.
     as Representatives of the several Underwriters
Merrill Lynch World Headquarters
North Tower
World Financial Center
New York, New York  10281

Dear Sirs:

          America West Airlines, Inc., a Delaware corporation (the "Compa-ny"), and the selling stockholders named in Schedule B hereto (each a "Selling Stockholder" and collectively, the "Selling Stockholders") confirm their agreement with Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), Lehman Brothers Inc. ("Lehman Brothers") and each of the other Underwriters named in Schedule A hereto (collectively, the "Underwrit-ers," which term shall also include any underwriter substituted as hereinafter provided in Section 10 hereof), for whom Merrill Lynch, DLJ and Lehman Brothers are acting as representatives (in such capacity, Merrill Lynch, DLJ and Lehman Brothers shall hereinafter be referred to as the "Representatives"), with respect to the sale by the Selling Stockholders, acting severally and not jointly, and the purchase by the Underwriters, acting severally and not jointly, of the respective numbers of shares of Class B Common Stock, par value $.01 per share, of the Company ("Common Stock") set forth in said Schedule A (except as may otherwise be provided in the Pricing Agreement, as hereinafter defined) and with respect to the grant by two Selling Stockholders, acting severally and not jointly, as set forth in Schedule B hereto, to the Underwriters, acting severally and not jointly, of the option described in Section 2(b) hereof to purchase all or any part of 610,000 additional shares of Common Stock solely to cover over-allotments, if any, in each case except as may otherwise be provided in the Pricing Agreement. The aforesaid 6,633,000 shares of Common Stock (the "Initial Securities") to be purchased by the Underwriters and all or any part of the 610,000 shares of Common Stock subject to the option described in Section 2(b) hereof (the "Option Securities") are collectively hereinafter called the "Securities."

          Prior to the purchase and public offering of the Securities by the several Underwriters, the Selling Stockholders, acting severally and not jointly, and the Representatives, acting on behalf of the several Underwrit-ers, shall enter into an agreement substantially in the form of Exhibit A hereto (the "Pricing Agreement") which agreement shall be acknowledged by the Company. The Pricing Agreement may take the form of an exchange of any stan-dard form of written telecommunication among the Company, the Selling Stock-holders and the Representatives and shall specify such applicable information as is indicated in Exhibit A hereto. The offering of the Securities will be governed by this Agreement, as supplemented by the Pricing Agreement. From and after the date of the execution and delivery of the Pricing Agreement, this Agreement shall be deemed to incorporate the Pricing Agreement.

          The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-1 (No. 33-54243), for the registration of certain securities of the Company including, initially, 26,447,326 shares of Common Stock, 1,200,000 shares of the Company's Class A Common Stock, par value $.01 (the "Class A Common Stock") and 5,872,108 warrants, each entitling the holder thereof to purchase one share of Common Stock (the "Warrants"), under the Securities Act of 1933 (the "1933 Act"), on June 23, 1994; and pre-effective amendments thereto on July 27, 1994, August 2, 1994, August 15, 1994 and August 23, 1994; and prospectus supplements thereto on August 29, 1994, June 21, 1995, October 5, 1995, November 16, 1995, December 4, 1995 and January 29, 1996; and Post-Effective Amendments thereto on November 25, 1994, April 19, 1995, June 1, 1995, June 15, 1995,
June 21, 1995 and January 30, 1996 and will file such additional amendments thereto and such amended or supplemental prospectuses as may hereafter be re-quired. Such registration statement (as amended, if applicable) and the prospectus constituting a part thereof (including in each case the informa-tion, if any, deemed to be part thereof pursuant to Rule 434 of the rules and regulations of the Commission under the 1933 Act (the "1933 Act Regula-tions")), as from time to time amended or supplemented pursuant to the 1933 Act, are hereinafter referred to as the "Registration Statement" and the "Prospectus," respectively, except that if any revised prospectus shall be provided to the Underwriters by the Company for use in connection with the offering of the Securities which differs from the Prospectus on file at the Commission (whether or not such revised prospectus is required to be filed by the Company pursuant to Rule 424(b) of the 1933 Act Regulations), the term "Prospectus" shall refer to such revised prospectus from and after the time it is first provided to the Underwriters for such use. Additionally, if the Company has elected to rely upon Rule 434 of the 1933 Act Regulations, the Company will prepare and file a term sheet (a "term sheet"), in accordance with the provisions of Rules 434 and 424(b) of such Regulations, promptly after execution of the Pricing Agreement.

          The Company and the Selling Stockholders understand that the Under-writers propose to make a public offering of the Securities as soon as the Representatives deem advisable after the Pricing Agreement has been executed and delivered.

          Section 1. Representations and Warranties. (a) The Company represents and warrants to each Underwriter as of the date hereof and as of the date of the Pricing Agreement (such latter date being hereinafter re-ferred to as the "Representation Date") as follows:

               (i) At the time the Registration Statement became effective and at the Representation Date (unless the term "Prospectus" refers to prospectuses which have been provided to the Underwriters by the Company for use in connection with the offering of Securities which differs from the Prospectus on file at the Commission, in which case at the time the Prospectus is first provided to the Under-writers for their use), the Registration Statement complied and will comply in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations and did not contain and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The Prospectus, at the Representation Date, at the time it is first provided to the Underwriters for their use and at the Closing Time referred to in
          Section 2 hereof, will not include an untrue statement of a materi-al fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and if Rule 434 is used, the Prospectus shall not be "materially different" as such term is used in Rule 434 of the 1933 Act Regulations, from the prospectus first provided to the Underwriters for their use; provided, however, that the representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement or Prospectus made in reliance upon and in conformity with informa-tion furnished to the Company in writing by any Underwriter through the Representatives expressly for use in the Registration Statement or Prospectus.

               (ii) The accountants who certified the financial statements and supporting schedules included in the Registration Statement are independent public accountants as required by the 1933 Act and the 1933 Act Regulations.

               (iii) The financial statements included in the Registration Statement and the Prospectus present fairly the financial position of the Company as at the dates indicated and the results of its operations for the periods specified; except as otherwise stated in the Registration Statement, said financial statements have been prepared in conformity with generally accepted accounting prin-ciples applied on a consistent basis; and the supporting schedules included in the Registration Statement present fairly the informa-tion required to be stated therein.

               (iv) Since the respective dates as of which information is given in the Registration Statement and the Prospectus, except as otherwise stated therein, (A) there has been no material adverse change in the condition, financial or otherwise, or in the earn-ings, business affairs or business prospects of the Company, whether or not arising in the ordinary course of business, (B) there have been no transactions entered into by the Company, other than those in the ordinary course of business, which are required to be disclosed therein under the 1933 Act and the 1933 Act Regulations and are not so disclosed, and (C) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock, except for any distribution of securities upon the resolution of bankruptcy-related claims.

               (v) The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the state of Delaware with corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Prospectus and to enter into and perform its obligations under this Agreement and the Pricing Agreement; and the Company is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify would not have a material adverse effect on the condition, financial or otherwise, or the earnings, business affairs or business prospects of the Company.

               (vi)  The Company has no subsidiaries.

               (vii) The authorized, issued and outstanding capital stock of the Company is as set forth in the Prospectus under "Capitaliza-tion" (except for subsequent issuances, if any, pursuant to reser-vations, agreements, employee benefit plans or the exercise of con-vertible securities and the warrants referred to in the Pro-spectus); the shares of issued and outstanding Common Stock have been duly authorized and validly issued and are fully paid and nonassessable.

               (viii) The Company is not in violation of its charter or in default in the performance or observance of any material obliga-tion, agreement, covenant or condition contained in any contract, indenture, mortgage, loan agreement, note, lease or other instru-ment to which the Company is a party or by which it may be bound, or to which any of the property or assets of the Company is subject, excluding in each case, violations or defaults which, individually or in the aggregate would not have a material adverse effect on the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company; and the execution, delivery and performance of this Agreement and the Pricing Agreement and the consummation of the transactions con-templated herein and therein and compliance by the Company with its obligations hereunder and thereunder have been duly authorized by all necessary corporate action and will not conflict with or constitute a breach of, or default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to, any contract, indenture, mortgage, loan agreement, note, lease or other instrument to which the Company is a party or by which it may be bound, or to which any of the property or assets of the Company is subject, excluding in each case, conflicts, breaches, defaults or liens which, individually or in the aggregate, would not have a material adverse effect on the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company, nor will such action result in any violation of the provisions of the charter or bylaws of the Company or any applicable law, rule, regulation, judgment, order, consent or decree of any government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any of its assets or properties.

               (ix) The Company is not in violation of any Federal, state or local law relating to discrimination in the hiring, promotion or pay of employees nor any applicable wage or hour laws that, singly or in the aggregate, could have a material adverse effect on the condition, financial or otherwise, or the earnings, business affairs or business prospects of the Company. Except as disclosed in the Prospectus, there is (A) no significant unfair labor prac-tice complaint pending against the Company or, to the best knowl-edge of the Company, threatened against the Company, before the National Labor Relations Board or any state or local labor relations board, and no significant grievance or significant arbi-tration proceeding arising out of or under any collective bargain-ing agreement is so pending against the Company or, to the best knowledge of the Company, threatened against the Company, and (B) no labor dispute in which the Company is involved nor, to the best knowledge of the Company, is any labor dispute imminent, other than routine disciplinary and grievance matters. The Company is in compliance with all presently applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the regulations and published interpretations thereunder, including but not limited to Sections 4975 and 4980B of the Internal Revenue Code of 1986, as amended (the "Code") except to the extent that such non-compliance would not, singly or in the aggregate, have a material adverse effect on the condition, financial or otherwise, or the earnings, business affairs or business prospects of the Company. There are no "pension plans" established or maintained by the Company that are intended to be qualified under Section 401(a) of the Code. Since September 26, 1980 the Company has not made or suffered a "complete withdrawal" or a "partial withdrawal" as such terms are respectively defined in Sections 4203 and 4205 of ERISA with respect to any "multi-employer pension plans" to which the Company is a contributor. On the Representation Date, the Company would not have an aggregate withdrawal liability (computed as if the Company made a complete withdrawal on such date) with respect to any "multi-employer pension plans" to which the Company is a contributor.

          (x) There is no action, suit or proceeding before or by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Company, threatened, against or affect-ing the Company, which is required to be disclosed in the Registra-tion Statement (other than as disclosed therein), or which is rea-sonably expected to result in any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company or is reasonably expected to materially and adversely affect the properties or assets thereof or which might materially and adversely affect the consummation of this Agreement; there are no contracts or documents of the Company which are required to be filed as exhibits to the Registration Statement by the 1933 Act or by the 1933 Act Regula-tions which have not been so filed.

               (xi)  The Company (i) has been subject to the requirements of
          Section 12 of the 1934 Act for a period of at least 12 calendar months, (ii) has filed in a timely manner all reports required to be filed during the 12 calendar months preceding the Representation Date, and (iii) the aggregate market value of the voting stock held by non-affiliates of the Company is $75 million or more.

               (xii) No authorization, approval or consent of any court or governmental authority or agency is necessary in connection with the offering of and the sale of the Securities hereunder, except such as may be required under the 1933 Act or the 1933 Act Regu-lations or state securities laws.

               (xiii) The Company possesses such certificates, authorities or permits issued by the appropriate state, federal or foreign regulatory agencies or bodies necessary to conduct the business now operated by it except as would not materially and adversely affect the condition, financial or otherwise, or the earnings, business affairs or business prospects of the Company, and the Company has not received any notice of proceedings relating to the revocation or modification of any such certificate, authority or permit which, singly or in the aggregate, if the subject of an unfavorable deci-sion, ruling or finding, would materially and adversely affect the condition, financial or otherwise, or the earnings, business affairs or business prospects of the Company.

               (xiv) The Company has sufficient title for the use made and proposed to be made of all of its properties, whether real or personal, free and clear of all liens, encumbrances and defects, except as stated in the Prospectus or such as would not have a material adverse effect on the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company.

               (xv) There are no persons with registration or other similar rights to have any securities registered pursuant to the Registration Statement or to participate in the offering of the Securities contemplated by this Agreement, except such as have been waived in writing or complied with by the inclusion of such securities in the Registration Statement or the inclusion of such persons as Selling Stockholders in Schedule B hereto, as the case may be.

               (xvi) This Agreement has been, and, at the Representation Date the Pricing Agreement will have been, duly executed and deliv-ered by the Company.

               (xvii) The Company has not and is not presently doing business with the government of Cuba or with any person or any affiliate located in Cuba.

               (xviii) The Company is an "air carrier" and after con-summation of the transactions contemplated herein will be a "citizen of the United States," in each case within the meaning of the Federal Aviation Act of 1958, as amended.

               (xix) There is no pending or threatened action, suit or pro-ceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or its property and involving (A) licenses, certificates, permits or other governmental authorizations issued by or from the Department of Transportation, the Federal Aviation Administration, the Federal Communications Commission or any other federal or any state transportation or aviation regulatory authority or (B) the Federal Aviation Act of 1958, as amended ((A) and (B) together, "Aviation Laws") that is of a character required to be disclosed in the Prospectus.

               (xx) The descriptions in the Registration Statement of laws, regulations and rules, of legal and governmental proceedings and of contracts, agreements, leases and other documents including, without limitation, under the headings "Risk Factors -- Government Regulation," "Business -- Aircraft and -- Government Regulation" are accurate in all material respects, and comply as to form in all material respects with the applicable requirements of the 1933 Act and the 1933 Act Regulations.

               (xxi) The Company is not in violation of any Federal, state or local laws and regulations or in noncompliance with any permits or other government authorizations relating to pollution or pro-tection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata), including, without limitation, laws, regulations permits or other government authorizations relating to emissions, discharges, releases or threatened releases of toxic or hazardous substances, materials or wastes, or petroleum and petro-leum products ("Materials of Environmental Concern"), or otherwise relating to the protection of human health and safety, or the stor-age, disposal, transport or handling of Materials of Environmental Concern (collectively, "Environmental Laws"), that individually or in the aggregate would not have a material adverse effect on the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company. To the Company's knowledge, there is no pending or threatened claim, action, investigation or notice (written or oral) by any governmental authority, person or entity alleging that the Company is liable for investigatory, cleanup, or governmental responses costs, or natural resources or property damages, or personal injuries, attorney's fees or penalties relating to (x) the presence, or re-lease into the environment, of any Material of Environmental Concern at any location owned or operated by the Company, now or in the past, or (y) the violation, or alleged violation, of any Environmental Law that individually or in the aggregate would have material adverse effect on the condition, financial or otherwise, or in the earnings, business affairs or prospects of the Company (collectively, "Environmental Claims"); and there are no past or present actions, activities, circumstances, conditions, events or incidents, that could form the basis of any Environmental Claim against the Company or against any person or entity whose liability for any Environmental Claim the Company has retained or assumed either contractually or by operation of law.

               (xxii) The Common Stock is listed on the New York Stock Exchange and has been registered under Section 12(b) of the Securities Exchange Act of 1934 Act, as amended (the "1934 Act").

               (xxiii) All tax returns required to be filed by the Company have been timely filed and such returns are true, complete and correct in all material respects. All taxes due or claimed to be due from the Company that are due and payable have been paid, other than those (i) being contested in good faith and for which an adequate reserve or accrual has been established in accordance with GAAP or (ii) those currently payable without penalty or interest for which an adequate reserve or accrual has been established in accordance with GAAP or extensions duly paid. Except as described in the Prospectus, the Company does not know of (A) any actual or proposed material additional tax assessments or (B) any probable basis for the imposition of any material additional tax assessments for any fiscal period against the Company.

          (b) Each of the Selling Stockholders, solely in such Selling Stockholder's capacity as a Selling Stockholder, severally and not jointly represents and warrants to, and agrees with, each Underwriter as follows:

               (i) Such Selling Stockholder has reviewed and is familiar with the Registration Statement and the Prospectus contained therein or filed as supplements thereto and, such Selling Stockholder has no reason to believe that the Prospectus (and any amendment, supplement or term sheet thereto) includes (and, as of the Closing Time, as defined in Section 2 below, will include) an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not mis-leading; and such Selling Stockholder is not prompted to sell the Securities to be sold by such Selling Stockholder by any infor-mation concerning the Company that is not set forth in the Prospectus or the term sheet.

               (ii) On the date the Pricing Agreement is executed and at the Closing Time, as defined in Section 2 below (and if any Option Securities are purchased, at the Date of Delivery, as defined in
          Section 2 below), and, unless the Company has notified you as provided in Section 3(e) below, at all times between the first delivery of the Prospectus and the term sheet, if any, to the Underwriters for their use and the Closing Time, as defined in
          Section 2 below, (and, if any Option Securities are purchased, the Date of Delivery, as defined in Section 2 below), such parts of the Registration Statement and any amendments and supplements thereto as specifically refer to such Selling Stockholder will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and such parts of the Prospectus or term sheet, if any, as specifically refer to such Selling Stockholder will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

               (iii) Certificates for all of the Securities to be sold by such Selling Stockholder pursuant to this Agreement, in suitable form for transfer by delivery or accompanied by duly executed instruments of transfer or assignment in blank have been deposited with First Interstate Bank of California, as custodian (the "Custodian") pursuant to a Custody Agreement dated as of February 13, 1996 (the "Custody Agreement") for the purpose of effecting delivery pursuant to this Agreement.

               (iv) This Agreement and the Custody Agreement have been duly authorized, executed and delivered by such Selling Stockholder.
          The execution and delivery of this Agreement and the Custody Agreement by such Selling Stockholder and the sale and delivery of the Securities to be sold by such Selling Stockholder to the Underwriters pursuant to this Agreement do not and will not conflict with, or result in a breach of any of the terms or provi-sions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of such Selling Stockholder under any contract, inden-ture, mortgage, loan agreement, note, lease or other agreement or instrument to which such Selling Stockholder is a party or by which it may be bound or to which any of its properties may be subject (except for such conflicts, breaches or defaults or liens, charges or encumbrances that would not have a material adverse effect on the condition, financial or otherwise, or the earnings, business affairs or business prospects of such Selling Stockholder and its subsidiaries considered as one enterprise and would not materially and adversely affect the consummation of the transactions contem-plated by this Agreement) or any existing applicable law, rule, regulation, judgment, order or decree of any government, governmental instrumentality or court, domestic or foreign, having jurisdiction over such Selling Stockholder or any of its respective properties.

               (v) Such Selling Stockholder will, at the Closing Time, as defined in Section 2 below, (and, if any Option Securities are purchased, on the Date of Delivery, as defined in Section 2 below), have good and valid title to the Securities to be sold by such Selling Stockholder pursuant to this Agreement, free and clear of any pledge, lien, security interest, charge, claim, equity or encumbrance of any kind, other than pursuant to this Agreement; such Selling Stockholder has full right, power and authority to sell, transfer and deliver such Securities pursuant to this Agree-ment; and, upon delivery of such Securities and payment of the purchase price therefor as contemplated in this Agreement, assuming each such Underwriter has no notice of any adverse claim, each of the Underwriters will receive good and valid title to the offered Securities purchased by it from such Selling Stockholder, free and clear of any pledge, lien, security interest, charge, claim, equity or encumbrance of any kind, other than any such pledge, lien, security interest, charge, claim, equity or encumbrance created by such Underwriter or resulting from any actions taken by such Underwriter.

               (vi) For a period of 90 days from the date hereof, such Selling Stockholder will not, except as described in the Prospectus, without Merrill Lynch's prior written consent, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of (whether directly or synthetically) or enter into any agreement to sell or otherwise dispose of (whether directly or synthetically) any Common Stock, Class A Common Stock or Warrants or any security convertible into or exchangeable or exercisable for Common Stock, Class A Common Stock or Warrants,except pursuant to a transaction in which all holders of Common Stock may participate on a pro rata basis at the same price per share and on the same economic terms, including without limitation, a tender offer or exchange offer, and except for transfers to an affiliate (as such term is defined in Rule 405 of the 1933 Act Regulations).

               (vii) Such Selling Stockholder has not taken and will not take, directly or indirectly, any action designed to, or that might reasonably be expected to, cause or result in stabilization or manipulation of the price of the Common Stock.

               (viii) The offer and the sale of the Securities being sold by such Selling Stockholder and the consummation of any other of the transactions herein contemplated by such Selling Stockholder, will not conflict with, or result in a breach or violation of, any Aviation Law.

               (ix) There are no transfer taxes or other similar fees or charges required under any Aviation Law to be paid in connection with the execution, delivery and performance of this Agreement or the sale by such Selling Stockholder of the Securities to be sold by such Selling Stockholder.

               (x) Such Selling Stockholder will furnish each of the Underwriters with any such certification or completed forms that may be required under applicable Federal or state tax laws that may be required in connection with the transactions contemplated by this Agreement.

     (c) Any certificate signed by any officer of the Company and delivered to the Representatives or to counsel for the Underwriters shall be deemed a representation and warranty by the Company to each Underwriter as to the mat-ters covered thereby.

     (d) Any certificate signed by any officer or partner, as the case may be, of a Selling Stockholder and delivered to the Representatives or to counsel for the Underwriters shall be deemed a representation and warranty by such Selling Stockholder to each Underwriter as to the matters covered thereby.

          Section 2. Sale and Delivery to Underwriters; Closing. (a) On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Selling Stockholders severally and not jointly agree to sell the number of Initial Securities set forth in Schedule B opposite the name of each such Selling Stockholder to each Underwriter, severally and not jointly, and each Underwriter, severally and not jointly, agrees to purchase from the Selling Stockholders, at the price per share set forth in the Pricing Agreement, the number of Initial Securities set forth in Schedule A opposite the name of such Underwriter (except as otherwise provided in the Pricing Agreement), plus any additional number of Initial Securities which such Underwriter may become obligated to purchase pursuant to the provisions of Section 10 hereof.

     (b) In addition, on the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the two Selling Stockholders identified on Schedule B hereby severally and not jointly grant an option to the Underwriters to purchase up to all of the Option Securities set forth in Schedule B opposite the name of each such Selling Stockholder at the purchase price per share set forth in the Pricing Agreement. The option granted will expire 30 days after the Representation Date and may be exercised in whole or in part from at any one time only for the purpose of covering over-allotments which may be made in connection with the offering and distribution of the Initial Securities upon notice by the Representatives to the Company and the Selling Stockholders setting forth the number of Option Securities as to which the several Underwriters are then exercising the option and the time and date of payment and delivery for such Option Securities. Such time and date of delivery (the "Date of Delivery") shall be determined by the Representatives, but shall not be later than seven full business days after the exercise of said option, nor in any event prior to the Closing Time, as hereinafter defined, unless otherwise agreed by the Representatives, the Company and the Selling Stockholders set forth in Schedule B. If the option is exercised as to all or any portion of the Option Securities, each of the Underwriters, acting severally and not jointly, will purchase that proportion of the total number of Option Securities then being purchased which the number of Initial Securities set forth in Schedule A opposite the name of such Underwriter bears to the total number of Initial Securities (except as otherwise provided in the Pricing Agreement), subject in each case to such adjustments as Merrill Lynch in its discretion shall make to eliminate any purchases of fractional interests, plus any additional number of Option Securities which such Underwriter may become obligated to purchase pursuant to the provisions of Section 10 hereof. If the option is exercised as to all or any portion of the Option Securities, each Selling Stockholder, granting such option acting severally and not jointly, will sell that proportion of the total number of Option Securities then being purchased which is the ratio of the number of Option Securities set forth opposite the name of such Selling Stockholder on Schedule B bears to the total number of Option Securities.

     (c) Payment of the purchase price for the Securities shall be made at the office of Skadden, Arps, Slate, Meagher & Flom, 300 South Grand Avenue, Los Angeles, California, or at such other place as shall be agreed upon by the Representatives, the Selling Stockholders and the Company, at 7:00 A.M. California time on the third business day (unless postponed in accordance with the provisions of Section 10) after execution of the Pricing Agreement, or such other time not later than ten business days after such date as shall be agreed upon by the Representatives, the Selling Stockholders and the Company (such time and date of payment and delivery being herein called the "Closing Time"). Payment shall be made to the respective Selling Stockholders by certified or official bank check or checks drawn in New York Clearing House funds or similar next day funds payable to the order of the respective Selling Stockholders, against delivery to the Representatives at Merrill Lynch's World Headquarters, North Tower, World Financial Center, New York, New York 10281, for the respective accounts of the Underwriters of certificates for the Securities to be purchased by them. Certificates, if any, for the Securities shall be in such denominations and registered in such names as the Representatives may request in writing, of the Custodian on behalf of the Selling Stockholders, at least two business days before the Closing Time. It is understood that each Underwriter has authorized the Representatives, for their account, to accept delivery of, receipt for, and make payment of the purchase price for, the Securities which it has agreed to purchase. Merrill Lynch, individually and not as representative of the Underwriters, may (but shall not be obligated to) make payment of the purchase price for the Securities to be purchased by any Underwriter whose check has not been received by the Closing Time, but such payment shall not relieve such Underwriter from its obligations hereunder. The certificates, if any, for the Securities will be made available, by the Custodian on behalf of the Selling Stockholders, for examination and packaging by the Representa-tives not later than 10:00 A.M. on the last business day prior to the Closing Time at Merrill Lynch's World Headquarters, North Tower, World Financial Center, New York, New York 10281.

     (d) In addition, in the event that any or all of the Option Securities are purchased by the Underwriters, payment of the purchase price for such Option Securities shall be made at the above-mentioned offices of Skadden, Arps, Slate, Meagher & Flom, or at such other place as shall be agreed upon by the Representatives, the Selling Stockholders granting the option for the Option Securities and the Company, on the Date of Delivery as specified in the notice from the Representatives to the Company and the Selling Stockholders granting the option for the Option Securities. Payment shall be made to the respective Selling Stockholders named in Schedule B by certified or official bank check or checks drawn in New York Clearing House funds or similar next day funds payable to the order of such Selling Stockholders, against delivery to the Representatives at the above mentioned offices of Merrill Lynch for accounts of the Underwriters of certificates for the Option Securities to be purchased by them. Certificates for the Option Securities, if any, shall be in such denominations and registered in such names as the Representatives may request in writing of the Custodian at least two business days before the Closing Time or the Date of Delivery, as the case may be. It is understood that each Underwriter has authorized the Representatives, for their accounts, to accept delivery of, receipt for, and make payment of the purchase price for the Option Securities, if any, which it has agreed to pur-chase. Merrill Lynch, individually and not as representative of the Underwriters, may (but shall not be obligated to) make payment of the purchase price for the Option Securities, if any, to be purchased by any Underwriter whose check has not been received by the Date of Delivery, as the case may be, but such payment shall not relieve such Underwriter from its obligations hereunder. The certificates for the Option Securities, if any, will be made available, by the Custodian on behalf of the Selling Stock-holders granting the option for the Option Securities, for examination and packaging by the Representatives not later than 10:00 A.M. on the last busi-ness day prior to the Date of Delivery. For purposes of this agreement "business day" means a day on which the New York Stock Exchange is open for business.

          Section 3. Covenants of the Company. The Company covenants with each Underwriter as follows:

          (a) The Company will, for so long as the Underwriters are required to deliver a prospectus in connection with the offer and sale of the Securities, notify the Representatives immediately (i) of the effective-ness of any post-effective amendment to the Registration Statement filed after the date of this Agreement in connection with the offering of the Securities, (ii) of the receipt of any comments from the Commission,
     (iii) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Prospectus or for additional information, and (iv) of the issuance by the Commis-sion of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose. The Company will make every reasonable effort to prevent the issuance of any stop order and, if any stop order is issued, to obtain the lifting thereof at the earliest possible moment. The obligations of the Company pursuant to this Section 3(a) shall be deemed to terminate 90 days after the date of the Pricing Agreement unless the Representatives shall notify the Company in writing that the Underwriters continue to be subject to prospectus delivery requirements with respect to offers and sales of the Securities, and in the event of any such notice the obligations of the Company under this Section 3(a) shall be deemed to terminate 60 days after the date of such notice unless a further notice to such effect is so provided.

          (b) The Company will, for so long as the Underwriters are required to deliver a prospectus in connection with the offer and sale of the Securities, give the Representatives notice of its intention to file or prepare any post-effective amendment to the Registration Statement or any amendment or supplement to the Prospectus (including any revised prospectus which the Company proposes for use by the Underwriters in connection with the offering of the Securities or any term sheet (whether or not such revised prospectus or term sheet is required to be filed pursuant to Rules 424(b) or 434 of the 1933 Act Regulations), whether pursuant to the 1933 Act, the 1934 Act or otherwise), will fur-nish the Representatives with copies of any such amendment or supplement or term sheet a reasonable amount of time prior to such proposed filing or use, as the case may be, and will not file any such amendment or supplement or term sheet or use any such prospectus to which the Repre-sentatives or counsel for the Underwriters shall object. In the event
     (a) the Underwriters shall object to any such amendment, supplement, term sheet or prospectus and (b) the Company shall have determined (based upon the written opinion of outside counsel) that the failure to file with the Commission or use in connection with the sale of the securities included in the Registration Statement any such amendment, supplement, term sheet or prospectus would make the Prospectus include a material misstatement or omit to state a material fact in light of the circumstances existing at the time it is delivered to a purchaser then, the Company may file with the Commission any such amendment, supplement, term sheet or prospectus. The obligations of the Company pursuant to this Section 3(b) shall be deemed to terminate 90 days after the date of the Pricing Agreement unless the Representatives shall notify the Company in writing that the Underwriters continue to be subject to prospectus delivery requirements with respect to offers and sales of the Securities, and in the event of any such notice the obligations of the Company under this Section 3(b) shall be deemed to terminate 60 days after the date of such notice unless a further notice to such effect is so provided.

          (c) The Company will deliver to each Representative a signed copy of any post-effective amendment to the Registration Statement made in connection with the offering of the Securities (including exhibits filed therewith or incorporated by reference therein and documents incorpo-rated or deemed to be incorporated by reference therein) and will also deliver to the Representatives a conformed copy of the Registration Statement as originally filed and of each amendment, post-effective amendment or supplement or term sheet thereto (without exhibits) for each of the Underwriters.

          (d) The Company will furnish to each Underwriter, from time to time during the period when the Prospectus is required to be delivered under the 1933 Act or the 1934 Act, such number of copies of the Prospectus (as amended or supplemented) and the term sheet, if any, as such Underwriter may reasonably request for the purposes contemplated by the 1933 Act or the 1934 Act or the respective applicable rules and regulations of the Commission thereunder.

          (e) If any event shall occur as a result of which it is necessary, in the opinion of counsel for the Underwriters or counsel for the Company, to amend or supplement the Prospectus in order to make the Prospectus not misleading in the light of the circumstances existing at the time it is delivered to a purchaser, the Company will forthwith amend or supplement the Prospectus (in form and substance satisfactory to counsel for the Underwriters) so that, as so amended or supplemented, the Prospectus will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the state-ments therein, in the light of the circumstances existing at the time it is delivered to a purchaser, not misleading, and the Company will furnish to the Underwriters a reasonable number of copies of such amend-ment or supplement.

          (f) The Company will endeavor, in cooperation with the Underwriters, to qualify the Securities for offering and sale under the applicable securities laws of such states and other jurisdictions of the United States as the Representatives may designate; provided, however, that the Company shall not be obligated to qualify as a foreign corporation in any jurisdiction in which it is not so qualified. In each jurisdiction in which the Securities have been so qualified, the Company will file such statements and reports as may be required by the laws of such jurisdiction to continue such qualification in effect for a period of not less than one year from the date of the Pricing Agreement. The Company will inform the Florida Department of Banking and Finance if prior to the completion of the distribution of the Securities by the Underwriters the Company commences engaging in business with the government of Cuba or with any person or affiliate located in Cuba. Such information will be provided within 90 days of the commencement thereof or after a change to any such previously reported information.

          (g) The Company will make generally available to its security holders as soon as practicable, but not later than 90 days after the close of the period covered thereby, an earnings statement (in form complying with the provisions of Rule 158 of the 1933 Act Regulations) covering a twelve-month period beginning not later than the first day of the Company's fiscal quarter next following the "effective date" (as defined in said Rule 158) of the Registration Statement.

          (h) Immediately following the execution of the Pricing Agreement, the Company will prepare, and file or transmit for filing with the Commission in accordance with Rules 434 and 424(b) of the 1933 Act Regulations, copies of an amended Prospectus supplement and term sheet, if any, to the Registration Statement, containing all omitted information.

          (i) The Company, during the period when the Prospectus is required to be delivered under the 1933 Act or the 1934 Act, will file all documents required to be filed with the Commission pursuant to Section 13, 14 or 15 of the 1934 Act within the time periods required by the 1934 Act and the rules and regulations of the Commission under the 1934 Act.

          (j) During a period of 90 days from the Representation Date, the Company will not, without Merrill Lynch's prior written consent, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of (whether directly or synthetically) or enter into any agreement to sell or otherwise dispose of (whether directly or synthetically) any Common Stock, Class A Common Stock or Warrants or any security convertible into or exchangeable into or exercisable for Common Stock (except for Common Stock issued pursuant to reservations, agreements, employee benefit plans, the exercise of Warrants or the exercise of convertible securities referred to in
     Section 1(a)(vii) hereof), Class A Common Stock or Warrants.

          (k) If the Company uses Rule 434 of the 1933 Act Regulations, it will comply with the requirements of Rule 434 of such regulations and the Prospectus will not be "materially different," as such term is used in Rule 434 of the 1933 Act Regulations, from the Prospectus first given to the Underwriters for their use.

          Section 4. Payment of Expenses. The Company will pay all expenses incident to the performance of its obligations under this Agreement, including (i) the printing and filing of any post-effective amendment to the Registration Statement required in connection with the sale of the Securi-ties, (ii) the preparation, issuance and delivery of the certificates for the Securities to the Underwriters, (iii) the fees and disbursements of the Company's counsel and accountants, (iv) the qualification of the Securities under securities laws in accordance with the provisions of Section 3(f) hereof, including filing fees and the fees and disbursements of counsel for the Underwriters in connection therewith and in connection with the prepara-tion of the Blue Sky Survey and any Legal Investment Survey, (v) the printing and delivery to the Underwriters of copies of the Registration Statement as originally filed and of each amendment thereto, of each preliminary prospec-tus supplement, and of the Prospectus and any amendments or supplements thereto, (vii) the printing and delivery to the Underwriters of copies of the Blue Sky Survey and any Legal Investment Survey, (viii) the fees and expenses of continuing the listing of the Common Stock on the New York Stock Exchange and (ix) the fee of the National Association of Securities Dealers, Inc.

          If this Agreement is terminated by the Representatives in accordance with the provisions of Section 5 or Section 9(a)(i) hereof, the Company shall reimburse the Underwriters for all of their out-of-pocket expenses, including the reasonable fees and disbursements of counsel for the Underwriters unless such termination occurs by reason of the failure to satisfy the conditions contained in Section 5(b)(ii), 5(g) insofar it relates to deliveries by the Selling Stockholders and 5(h)(iii) in which case such fees and expenses shall be paid by the Selling Stockholder or Stockholders as to which such failure of condition relates.

          Section 5. Conditions of Underwriters' Obligations. The obliga-tions of the Underwriters hereunder are subject to the accuracy of the representations and warranties of the Company and the Selling Stockholders herein contained, to the performance by the Company and the Selling Stock-holders of their obligations hereunder, and to the following further condi-tions:

          (a) The Registration Statement, as amended, shall have become effective on or prior to the date of this Agreement. At the Closing Time, no stop order suspending the effectiveness of the Registration Statement shall have been issued under the 1933 Act or proceedings therefor initiated or threatened by the Commission. The price of the Securities and any price-related information previously omitted from the effective Registration Statement and any term sheet used pursuant to Rule 434 of the 1933 Act Regulations shall have been transmitted to the Commission for filing pursuant to Rule 424(b) of the 1933 Act Regula-tions within the prescribed time period and prior to the Closing Time the Company shall have provided evidence satisfactory to the Represen-tatives of such timely filing, or a post-effective amendment providing such information shall have been promptly filed and declared effective.

          lp
               (i) The favorable opinion, dated as of the Closing Time, of Andrews & Kurth L.L.P., counsel for the Company, in form and sub-stance satisfactory to counsel for the Underwriters, addressed to the Representatives and each Selling Stockholder to the effect that:

                    a. The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the state of Delaware.

                    b. The Company has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement and to enter into and perform its obligations under this Agreement.

                    c. The authorized capital stock of the Company is as set forth in the Prospectus under "Capitalization" and the issued and outstanding shares of Common Stock listed on the New York Stock Exchange have been duly authorized and, assuming payment therefor in accordance with the terms upon which the issuance of such shares was authorized, have been validly issued and are fully paid and nonassessable.

                    d. The issuance of the Securities was not subject, at the date of issue, to statutory preemptive or, other similar rights arising by operation of law, under the charter or bylaws of the Company or, to the best of their knowledge and information, after due inquiry, under any agreement to which the Company is a party.

                    e. This Agreement has been duly authorized, executed and delivered by the Company.

                    f. The Registration Statement and all post effective amendments thereto were declared effective under the 1933 Act and, to the best of their knowledge and information, no stop order suspending the effectiveness of the Registration State-ment has been issued under the 1933 Act or proceedings therefor initiated or threatened by the Commission.

                    g. The Registration Statement at its effective time and at the Representation Date (other than the financial statements, financial and statistical information and support-ing schedules included therein, as to which no opinion need be rendered) complied as to form in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations.

                    h. The Common Stock and the Class A Common Stock conform to the description thereof contained in the Prospectus under the caption "Description of Capital Stock" and the Warrants conform to the description thereof contained in the Prospectus under the caption "Description of Warrants" and the form of certificate used to evidence the Common Stock complies with the requirements of the Delaware General Corporation Law.

                    i. To the best of their knowledge and information, the Company is not in violation of its charter or bylaws which violation could have a material adverse effect on the condi-tion, financial or otherwise, or on the earnings, business affairs or business prospects of the Company.

                    j. No authorization, approval, consent or order of any
               court or governmental authority or agency is required, as of the date of such opinion, in connection with the execution and delivery of this Agreement or the performance of the Company's obligations hereunder, except such as may be required under the 1933 Act or the 1933 Act Regulations or state securities law.

                    k. To the best of their knowledge and information, the
               execution, delivery and performance of this Agreement and the Pricing Agreement and the consummation of the transactions contemplated herein and therein and compliance by the Company with its obligations hereunder and thereunder will not conflict with or constitute a breach of, or default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to any applicable contract (for the purposes of said opinion an applicable contract is a contract, indenture, mortgage, loan agreement, note, lease or other instrument filed as an Exhibit to the Company's Form 10-K for the year ended December 31, 1994 or filed as an exhibit to any subsequent report filed by the Company pursuant to 1934 Act), nor will such action result in any violation of the provisions of the charter or bylaws of the Company, nor will such action result in any violation of the provisions of any applicable law (applicable law for this purposes shall be limited to those United States statutes, laws or regulations currently in effect which, in such counsel's experience, are normally applicable to transactions of the type contemplated by this Agreement) except for such violations of applicable law which will not have a material adverse effect on the condition, financial or otherwise, or the earnings, business affairs or business prospects of the Company and would not materially and adversely affect the consummation of the transactions contemplated by this Agreement.

                    l. To such counsel's knowledge, there are no persons with registration or other similar rights to have any securities registered pursuant to the Registration Statement or to participate in the offering of the Securities contem-plated by this Agreement, except such as have been waived in writing or complied with by the inclusion of such Stockholders in the Registration Statement or the inclusion of such persons as Selling Stockholders in Schedule B hereto, as the case may be.

                    In addition such counsel shall state that they have
               participated in conferences with officers and other representatives of the Company, the Representatives, the Company's independent accountants, counsel for the Selling Stockholders and counsel for the Underwriters, at which conferences the contents of the Registration Statement and the Prospectus and related matters were discussed and, although they are not passing upon, and do not assume any responsibility for, the accuracy, completeness or fairness of the statements contained in the Registration Statement or Prospectus, and they have not made any independent check or verification thereof, on the basis of the foregoing, nothing has come to their attention that would lead them to believe that the Registration Statement, as amended, (except for financial statements and other financial and statistical data included therein), at the time it became effective, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that the Prospectus (except for the financial statements and other financial and statistical data contained therein), at the Representation Date (unless the term "Prospectus" refers to a prospectus which has been provided to the Underwriters by the Company for use in connection with the offering of the Securities which differs from the Prospectus on file at the Commission at the Representation Date, in which case at the time it is first provided to the Underwriters for such use) or at the Closing Time, included any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

               (ii) The favorable opinion or opinions of counsel to each of the Selling Stockholders (such counsel may be counsel employed by such Selling Stockholder), dated as of the Closing Time, such counsel and the form and substance of such opinion being satisfactory to counsel for the Underwriters, to the effect that:

                    a. Assuming that (i) the certificates for the Securities are delivered in the State of New York as contemplated in
               Section 2 of this Agreement and (ii) that Merrill Lynch, as a representative of the Underwriters, acquired its interest in the Securities to be sold by the Selling Stockholders pursuant to this Agreement in good faith and without any notice of any adverse claim, upon delivery to the Merrill Lynch as agent for the Underwriters in the State of New York of such Securities registered in Merrill Lynch's name, Merrill Lynch will acquire all of the Selling Stockholders rights in the Securities free and clear of any adverse claim (within the meaning of Section 8-302 of the New York Uniform Commercial Code). The owner of such Securities, if other than such Selling Stockholder, is precluded from asserting against the Underwriters the inef-fectiveness of any unauthorized endorsements.

                    b. This Agreement and the Custody Agreement have been duly authorized, executed and delivered by such Selling Stock-holder. The execution and delivery of this Agreement by such Selling Stockholder and the sale and delivery of the Securi-ties to be sold by such Selling Stockholder to the several Underwriters pursuant to this Agreement do not result in a breach of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of such Selling Stockholder under any contract, indenture, mortgage, loan agreement, note, lease or other agreement or instrument to which such Selling Stockholder is a party or by which it may be bound or to which any of its properties may be subject or, to the knowledge of such counsel after due inquiry, any existing applicable law (applicable law for this purpose shall be limited to those United States statutes, laws or regulations currently in effect which in such counsel's experience are normally applicable to transactions of the type contemplated by this Agreement, but shall exclude Aviation Laws and Federal and state securities laws), rule, regulation, judgment, order or decree of any government, governmental instrumentality or court, domestic or foreign, having jurisdiction over such Selling Stockholder or any of its respective properties (except for such conflicts, breaches or defaults or liens, charges or encumbrances that would not have a material adverse effect on the condition, financial or otherwise, or the earnings, business affairs or business prospects of such Selling Stockholder and its subsidiaries considered as one enterprise and would not materially and ad-versely affect the consummation of the transactions contem-plated by this Agreement).

               (iii) The favorable opinion, dated as of the Closing Time, of Winthrop, Stimson, Putnam and Roberts, special aviation regulatory counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, addressed to the Representatives and each Selling Stockholder to the effect that:

                    a. The Company is an "air carrier" and after consum-mation of the transactions contemplated herein will be a "citizen of the United States," within the meaning of the Federal Aviation Act of 1958, as amended;

                    b. The Company has such licenses, certificates, permits and other governmental authorizations from the Department of Transportation, as successor to the Civil Aeronautics Board, the Federal Aviation Administration and any other federal, state or local transportation or aviation regulatory authority as are necessary to conduct its business in the manner described in the Prospectus, and no such license, certificate, permit or other governmental authorization is the subject of any "show cause" or other order of, or any proceeding before, or any investigation by, any such authority (other than proceedings for the renewal of temporary rights), which in the opinion of such counsel might reasonably result in a final order impairing the validity of such licenses, certificates, permits and other governmental authorizations;

                    c. To the best knowledge of such counsel, there is no pending or threatened action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or their property and involving (A) licenses, certificates, permits or other govern-mental authorizations issued by or from the Department of Transportation, the Federal Aviation Administration or any other federal or any state transportation or aviation regulatory authority or (B) the Federal Aviation Act of 1958, as amended ((A) and (B) together, "Aviation Laws") that is of a character required to be disclosed in the Prospectus; and the statements in the Prospectus under the heading "Business -
               - Government Regulation" fairly summarize in all material respects the matters therein described as they relate to Aviation Laws;

                    d. No consent, approval, authorization, filing with or order of any court or governmental agency or body involving Aviation Laws is required for consummation of the transactions contemplated herein, other than as has been obtained or performed;

                    e. Neither the offer and sale of the Securities being sold by the Selling Stockholders nor the consummation of any other of the transactions herein contemplated by the Company and the Selling Stockholders will conflict with, or result in a breach or violation of, any Aviation Law;

                    f. There are no transfer taxes or other similar fees or charges required under any Aviation Law to be paid in connection with the execution, delivery and performance of this Agreement or the sale by the Selling Stockholders of the Securities; and

                    g. The descriptions in the Registration Statement of laws, regulations and rules, of legal and governmental proceedings and of contracts, agreements, leases and other documents, in so far as they relate to Aviation Laws, includ-ing, without limitation, under the headings "Risk Factors -- Government Regulation," "Risk Factors -- Limitation on Voting by Foreign Owners," "Business -- Aircraft and -- Government Regulation" have been reviewed by such counsel and are accurate in all material respects.

               (iv) The favorable opinion, dated as of the Closing Time, of Stephen L. Johnson, Senior Vice President - Legal Affairs, in form and substance satisfactory to counsel for the Underwriters, addressed to the Representatives and each Selling Stockholder to the effect that:

               a. To the best of his knowledge and information, the Company is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualifica-tion is required, except in jurisdictions where the failure to be so qualified would not singly or in the aggregate, have a material adverse effect on the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company.

               b. To the best of his knowledge and information, there are no legal or governmental proceedings pending or threatened which are required to be disclosed in the Registration Statement, other than those disclosed therein, and all pending legal or governmental proceedings to which the Company is a party or to which any of their property is subject which are not described in the Registra-tion Statement, including ordinary routine litigation incidental to the business, are, considered in the aggregate, not material to the financial condition of the Company.

               c. The information in the Prospectus under "Risk Factors -- Labor Negotiations," "Business -- Labor Relations, and -- Govern-ment Regulation," to the extent that it constitutes matters of law, summaries of legal matters, documents or proceedings, or legal con-clusions, has been reviewed by him and is correct in all material respects, except as to Aviation Laws as to which he need not express any opinion.

               d. To the best of his knowledge and information, there are no contracts, indentures, mortgages, loan agreements, notes, leases or other instruments required to be described or referred to in the Registration Statement or to be filed as exhibits thereto other than those described or referred to therein or filed as exhibits thereto, the descriptions thereof insofar as they purport to summarize certain provisions thereof are in all material respects accurate summaries thereof, and no default (except for defaults which, individually or in the aggregate would not materially and adversely affect the condition, financial or otherwise, or the earnings, business affairs or business prospects of the Company) exists in the due performance or observance of any obligation, agreement, covenant or condition contained in any contract, in-denture, mortgage, loan agreement, note, lease or other instrument so described, referred to, or filed.

               He and lawyers under his supervision have participated in conferences with directors, officers and other representatives of the Company, the Representatives, the Company's independent accoun-tants, counsel for the Selling Stockholders and counsel for the Underwriters, at which conferences the contents of the Registration Statement and the Prospectus and related matters were discussed and, although he is not passing upon, and does not assume any responsibility for, the accuracy, completeness or fairness of the statements contained in the Registration Statement or Prospectus, and he has not made any independent check or verification thereof, on the basis of the foregoing, nothing has come to his attention that would lead him to believe that the Registration Statement, as amended (except for financial statements and other financial and statistical data included therein), at the time it became effective, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that the Prospectus (except for the financial statements and other financial and statistical data contained therein), at the Representation Date (unless the term "Prospectus" refers to a prospectus which has been provided to the Underwriters by the Company for use in connection with the offering of the Securities which differs from the Prospec-tus on file at the Commission at the Representation Date, in which case at the time it is first provided to the Underwriters for such use) or at the Closing Time, included any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

               (v) The favorable opinion, dated as of the Closing Time, of Skadden, Arps, Slate, Meagher & Flom, counsel for the Underwriters, with respect to the matters set forth in (a), (c), (d) (solely as to preemptive rights arising by operation of law or under the charter or bylaws of the Company), and (h), of subsection (b)(i) of this Section, except that, with respect to the matters referred to in (c), no opinion need be expressed as to whether any of the Company's outstanding shares of Common Stock, other than the Securities, have been duly authorized or validly issued or are fully paid or nonassessable.

               In giving their opinions required by subsection (b)(v) of this
          Section 5, Skadden, Arps, Slate, Meagher & Flom shall additionally state that nothing has come to their attention that would lead them to believe that the Registration Statement (except for financial statements and schedules and other financial or statistical data included therein, as to which counsel need make no statement), at the Representation Date, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not mis-leading or that the Prospectus (except for financial statements and schedules and other financial or statistical data included therein, as to which counsel need make no statement), at the time it is first provided to the Underwriters for such use or at the Closing Time, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          (c) At the Closing Time there shall not have been, since the date hereof or since the respective dates as of which information is given in the Registration Statement and the Prospectus, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company, whether or not arising in the ordinary course of business, and the Representatives shall have received a certificate of the chairman of the board and chief executive officer of the Company and of the chief financial officer of the Company, dated as of the Closing Time, addressed to the Representatives and each Selling Stockholder to the effect that (i) there has been no such material adverse change, (ii) the representations and warranties in Section 1 hereof are true and correct with the same force and effect as though expressly made at and as of the Closing Time,
     (iii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to the Closing Time, and (iv) no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that pur-pose have been initiated or threatened by the Commission.

          (d) At the time of the execution of this Agreement, the Representatives shall have received from KPMG Peat Marwick LLP a letter dated such date, in form and substance satisfactory to the Repre-sentatives, addressed to the Representatives and each Selling Stockholder to the effect that (i) they are independent public accountants with respect to the Company within the meaning of the 1933 Act and the 1933 Act Regulations; (ii) it is their opinion that the financial statements and supporting schedule included in the Regis-tration Statement and covered by their opinions therein comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and the 1933 Act Regulations; (iii) based upon limited procedures set forth in detail in such letter, nothing has come to their attention which causes them to believe that (A) the unaudited condensed financial statements of the Company included in the Registration Statement do not comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and the 1933 Act Regulations or are not presented in conformity with generally accepted accounting principles applied on a basis substantially consistent with that of the audited financial statements included in the Registration Statement, except that the financial statements of the Company are presented on a different basis than those of the Predecessor Company (as defined in such letter) for the period January 1, 1994 to August 25, 1994, (B) the unaudited amounts of revenues, net income and net income per share set forth under "Selected Financial Data" in the Prospectus were not determined on a basis substantially consistent with that used in determining the corresponding amounts in the audited financial statements included in the Registration Statement, except that the financial statements of the Company are presented on a different basis than those of the Predecessor Company for the period January 1, 1994 to August 25, 1994, or (C) at a specified date not more than five days prior to the date of this Agreement, there has been any change in the capital stock of the Company or any increase in the long term debt of the Company or any decrease in total assets or net assets as compared with the amounts shown in the balance sheet included in the Registration Statement or, during the period from September 30, 1995 to a specified date not more than five days prior to the date of this Agreement, there were any decreases, as compared with the corresponding period in the preceding year, in revenues, net income or net income per share of the Company, except in all instances for changes, increases or decreases which the Registration Statement and the Prospectus disclose have occurred or may occur; and (iv) in addition to the audit referred to in their opinions and the limited procedures referred to in clause (iii) above, they have carried out certain specified procedures, not constituting an audit, with respect to certain amounts, percentages and financial information which are included in the Registration Statement and Prospectus and which are specified by the Representatives, and have found such amounts, percentages and financial information to be in agreement with the relevant accounting, financial and other records of the Company identified in such letter.

          (e) At the Closing Time the Representatives shall have received from KPMG Peat Marwick LLP a letter, dated as of the Closing Time, addressed to the Representatives and each Selling Stockholder to the effect that they reaffirm the statements made in the letter furnished pursuant to subsection (d) of this Section, except that the specified date referred to shall be a date not more than five days prior to the Closing Time and, to the further effect that they have carried out procedures as specified in clause (iv) of subsection (d) of this Section with respect to certain amounts, percentages and financial information specified by the Representatives and have found such amounts, percent-ages and financial information to be in agreement with the records specified in such clause (iv).

          (f) At the Closing Time and at the Date of Delivery, the Securi-ties shall continue to be listed on the New York Stock Exchange.

          CIA At the Closing Time and at the Date of Delivery, if any, counsel for the Underwriters shall have been furnished with such docu-ments and opinions as they may reasonably require and have specifically requested prior to such time for the purpose of enabling them to pass upon the offer and sale of the Securities as herein contemplated and related proceedings, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company and the Selling Stockholders in connection with the offer and sale of the Securities as herein contemplated shall be satisfactory in form and substance to the Representatives and counsel for the Underwriters.

          (h) In the event that the Underwriters exercise their option provided in Section 2(b) hereof to purchase all or any portion of the Option Securities, the representations and warranties of the Company contained herein and the statements in any certificates furnished by the Company hereunder shall be true and correct as of the Date of Delivery and, at the Date of Delivery, the Representatives shall have received:

          (i) A certificate, dated the Date of Delivery, of the chairman and chief executive officer of the Company and of the chief financial officer of the Company, addressed to the Representatives and each Selling Stockholder, confirming that the certificate delivered at the Closing Time pursuant to Section 5(c) hereof remains true and correct as of such Date of Delivery.

          (ii) The favorable opinion of Andrews & Kurth L.L.P., counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, dated the Date of Delivery, relating to the Option Securities to be purchased on the Date of Delivery addressed to the Representatives and each Selling Stockholder and otherwise to the same effect as the opinion required by Section 5(b)(i) hereof.

          (iii) The favorable opinion or opinions of counsel for each of the Selling Stockholders (such counsel may be counsel employed by such Selling Stockholder), in form and substance satisfactory to counsel for the Underwriters, dated the Date of Delivery, relating to the Option Securities to be purchased on the Date of Delivery and otherwise to the same effect as the opinion required by Section 5(b)(ii) hereof.

          (iv) The favorable opinion of Winthrop, Stimson, Putnam & Roberts, special aviation regulatory counsel to the Company, in form and substance satisfactory to counsel to Underwriters, addressed to the Representatives and each Selling Stockholder, confirming their opinion delivered at the Closing Time, pursuant to Section 5(b)(iii) hereof, remains their opinion on the Date of Delivery.

          (v) The favorable opinion of Stephen L. Johnson, Senior Vice President - Legal Affairs, in form and substance satisfactory to counsel for the Underwriters, dated the Date of Delivery, addressed to the Representatives and each Selling Stockholder relating to the Option Securities to be purchased on the Date of Delivery and otherwise to the same effect as the statement required by Section 5(b)(iv) hereof.

          (vi) The favorable opinion of Skadden, Arps, Slate, Meagher & Flom, counsel for the Underwriters, dated the Date of Delivery, relating to the Option Securities to be purchased on the Date of Delivery and otherwise to the same effect as the opinion required by Section 5(b)(v) hereof.

          (vii) A letter from KPMG Peat Marwick LLP, in form and sub-stance satisfactory to the Representatives and dated the Date of Delivery addressed to the Representatives and each Selling Stockholder, substantially the same in form and substance as the letter furnished to the Representatives and the Selling Stockhold-ers pursuant to Section 5(e) hereof, except that the "specified date" in the letter furnished pursuant to this Section 5(h)(vii) shall be a date not more than five days prior to the Date of Deliv-ery.

          If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement may be terminated by the Representatives by notice to the Company and each Selling Stockholder at any time at or prior to the Closing Time, and such termination shall be without liability of any party to any other party except as provided in Section 4 hereof. The Representatives shall not have the right to waive each Selling Stockholder's right to be the addressee of the documents referred to in subsections (b) through (e), inclusive and subsection (h) of this Section 5.

          Section 6. Indemnification. (a) The Company agrees to indemnify and hold harmless each Underwriter and each person, if any, who controls any Underwriter within the meaning of Section 15 of the 1933 Act as follows:

               (i) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus, the Prospectus (or any amendment, supplement or term sheet thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

               (ii) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, if such settlement is effected with the written consent of the Company; and

               (iii) against any and all expense whatsoever, as incurred (including, subject to Section 6(c) hereof, the fees and disburse-ments of counsel chosen by Merrill Lynch), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, to the extent that any such ex-pense is not paid under (a)(i) or (a)(ii) above;

provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives expressly for use in the Registration Statement (or any amendment thereto) or any preliminary prospectus or the Prospectus (or any amendment, supplement or term sheet thereto).

          (b) Each Selling Stockholder severally and not jointly, agrees to indemnify and hold harmless each Underwriter and each person, if any, who controls any Underwriter within the meaning of Section 15 of the 1933 Act as follows:

               (i) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of a breach of such Selling Stockholder's representations and warranties set forth in
          Section 1(b)(ii).

               (ii) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such breach of such Selling Stockholder's representations and warranties set forth in Section 1(b)(ii), if such settlement is effected with the written consent of such Selling Stockholder; and

               (iii) against any and all expense whatsoever, as incurred (including, subject to Section 6(c) hereof, the fees and disburse-ments of counsel chosen by Merrill Lynch), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such breach of such Selling Stockholder's representations and warranties set forth in Section 1(b)(ii), to the extent that any such expense is not paid under (b)(i) or (b)(ii) above;

provided, however, that each Selling Stockholder's maximum aggregate liability to indemnify or otherwise make payments to the Underwriters and each person, if any, who controls any Underwriter within the meaning of
Section 15 of the 1933 Act pursuant to the indemnity agreement under this
Section 6(b) and for any breach of the representations and warranties of such Selling Stockholder set forth in Section 1(b)(ii) of this Agreement shall be limited to the aggregate amount of the gross proceeds (after deducting the Underwriters' discount but before deducting expenses) received by such Selling Stockholder from the sale of such Selling Stockholder's Securities pursuant to this Agreement.

          (c) The indemnity agreement contained in this Section 6, with respect to any preliminary prospectus supplement, shall not inure to the benefit of any Underwriter, or any person who controls an Underwriter within the meaning of Section 15 of the 1933 Act to the extent that any loss, liability, claim, damage or expense results from the fact that a copy of the Prospectus (which at such time had been provided to the Underwriters for their use) was not sent or given, at or prior to the written confirmation of the sale of Common Stock, by or on behalf of such Underwriter to the person asserting such loss, claim, damage or liability to the extent that delivery of the Prospectus would have cured the defect giving rise to such loss, claim, damages, liability or expense if such Underwriter shall have been provided with copies of the Prospectus.

          (d) Each Underwriter severally agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act, each Selling Stockholder and each person who controls such Selling Stockholder within the meaning of
Section 15 of the 1933 Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Regis-tration Statement (or any amendment thereto) or any preliminary prospectus or the Prospectus (or any amendment, supplement or term sheet thereto) in reliance upon and in conformity with written information furnished to the Company by such Underwriter through the Representatives expressly for use in the Registration Statement (or any amendment thereto) or such preliminary prospectus or the Prospectus (or any amendment, supplement or term sheet thereto). In addition, each Underwriter severally agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act and each Selling Stockholder and each person who controls such Selling Stockholder within the meaning of
Section 15 of the 1933 Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to any loss, liability claim, damage and expense to the extent that any loss, liability, claim, damage or expense results from the fact that a copy of the Prospectus was not sent or given by or on behalf of such Underwriter to the person asserting such loss, claim, damage or liability to the extent that delivery of the Prospectus would have cured the defect giving rise to such loss, claim, damage, liability or judgment if such Underwriter shall have been provided with copies of the Prospectus.

          (e) Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability which it may have otherwise than on account of this indemnity agreement. An indemnifying party may participate at its own expense in the defense of any such action. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances.

          (f) The provisions of this Section 6 and Section 7 hereof shall not affect any separate agreement among the Company and the Selling Stockholders with respect to indemnification and contribution.

          Section 7. Contribution. In order to provide for just and equita-ble contribution in circumstances in which the indemnity agreement provided for in Section 6 hereof is for any reason held to be unenforceable by the indemnified parties although applicable in accordance with its terms, the Company, the Selling Stockholders and the Underwriters shall contribute to the aggregate losses, liabilities, claims, damages and expenses of the nature contemplated by said indemnity agreement incurred by the Company and the Selling Stockholders and one or more of the Underwriters as incurred, in such proportions that the Underwriters are responsible for that portion represent-ed by the percentage that the underwriting discount appearing on the cover page of the Prospectus or term sheet, if applicable, bears to the initial public offering price appearing thereon and the Company and the Selling Stockholders are responsible for the balance, provided that the aggregate liability of each Selling Stockholder under this Section 7 and for any breach of any representation and warranty set forth in Section 1(b) of this Agreement (to the extent such breach does not also constitute a breach of any other representation and warranty of such Selling Stockholder) shall be limited to an amount equal to the net proceeds (after deducting the aggregate Underwriters' discount or commission, but before deducting expenses) received by such Selling Stockholder from the sale of its Securities pursuant to this Agreement; provided, however, that no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation, and provided that the contribution provisions of this Section 7 shall not inure to the benefit of any Underwriter to the extent that the aggregate losses, liabilities, claims, damages and expenses result from the circumstances described in Section 6(c). Notwithstanding the foregoing, no indemnifying party shall be responsible for contributing any amount hereunder unless indemnification from such indemnifying party under subsections (a) (b) or (d) above, as the case may be, was called for in accordance with its terms. For purposes of this Section, each person, if any, who controls an Underwriter within the meaning of Section 15 of the 1933 Act shall have the same rights to contribution as such Underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act shall have the same rights to contribution as the Company and each person, if any, who controls a Selling Stockholder within the meaning of Section 15 of the 1933 Act shall have the same rights to contribution as such Selling Stockholder.

          Section 8. Representations, Warranties and Agreements to Survive Delivery. All representations, warranties and agreements contained in this Agreement and the Pricing Agreement, or contained in certificates of officers of the Company or the Selling Stockholders submitted pursuant hereto, shall remain operative and in full force and effect, regardless of any investiga-tion made by or on behalf of any Underwriter or controlling person, or by or on behalf of the Company or the Selling Stockholders, and shall survive delivery of the Securities to the Underwriters.

          Section 9. Termination of Agreement. (a) The Representatives may terminate this Agreement, by notice to the Company and each Selling Stockholder, at any time at or prior to the Closing Time (i) if there has been, since the date of this Agreement or since the respective dates as of which information is given in the Registration Statement, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company, whether or not arising in the ordinary course of business, or (ii) if there has occurred any mate-rial adverse change in the financial markets in the United States or elsewhere or any outbreak of hostilities or escalation thereof or other calamity or crisis the effect of which is such as to make it, in the judgment of the Representatives, impracticable to market the Securities or to enforce contracts for the sale of the Securities, or (iii) if trading in the Common Stock or the Warrants has been suspended by the Commission, or if trading generally on either the American Stock Exchange or the New York Stock Ex-change has been suspended, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices for securities have been required, by either of said Exchanges or by order of the Commission or any other govern-mental authority, or if a banking moratorium has been declared by either Federal, New York or Arizona authorities.

          (b) If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof.

          Section 10. Default by One or More of the Underwriters. If one or more of the Underwriters shall fail at the Closing Time to purchase the Securities which it or they are obligated to purchase under this Agreement and the Pricing Agreement (the "Defaulted Securities"), the Representatives shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representatives shall not have completed such arrangements within such 24-hour period, then:

          (a) if the number of Defaulted Securities does not exceed 10% of the Securities, each of the non-defaulting Underwriters shall be obli-gated, severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters, or

          (b) if the number of Defaulted Securities exceeds 10% of the Securities, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter.

          No action taken pursuant to this Section shall relieve any defaulting Underwriter from liability in respect of its default.

          In the event of any such default which does not result in a termination of this Agreement, any of the Representatives, the Selling Stockholders (acting unanimously) or the Company shall have the right to postpone the Closing Time for a period not exceeding seven days in order to effect any required changes in the Registration Statement or Prospectus or in any other documents or arrangements.

          Section 11. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Underwriters shall be directed to the Representatives c/o Merrill Lynch
& Co. at 10900 Wilshire Boulevard, Suite 900, Los Angeles, California 90024, attention of Robert Woolway, Director; notices to the Company shall be directed to the Company at 4000 East Sky Harbor Boulevard, Phoenix, Arizona 85034, attention of Stephen L. Johnson, Esquire, Senior Vice President; notices to TPG, TPG Parallel and Air Partners II shall be directed to Texas Pacific Group Partners, L.P., 201 Main Street, Suite 2420, Fort Worth, Texas 76102 attention of James O'Brien; notices to Continental Airlines, Inc. shall be directed to Continental Airlines, Inc.at 2929 Allen Parkway, Houston, Texas, 77019 attention of Jeffrey Smisek, Esquire, General Counsel; notices to Lehman Brothers Holdings Inc. shall be directed to Lehman Brothers Inc. at 3 World Financial Center, New York, New York 10285, attention of Steven Berkenfeld, Esquire, Vice President and notices to Mesa Airlines Group, Inc. shall be directed to Mesa Airlines, at 2323 30th Street, Farmington, New Mexico, 87401, attention of Larry Risley, Chairman and Chief Executive Officer.

          Section 12. Parties. This Agreement and the Pricing Agreement shall each inure to the benefit of and be binding upon the Underwriters, the Selling Stockholders and the Company and their respective successors.
Nothing expressed or mentioned in this Agreement or the Pricing Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters, the Selling Stockholders and the Company and their respective successors and the controlling persons and officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or the Pricing Agreement or any provision herein or therein con-tained. This Agreement and the Pricing Agreement and all conditions and provisions hereof and thereof are intended to be for the sole and exclusive benefit of the Underwriters, the Selling Stockholders and the Company and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Securities from any Underwriter shall be deemed to be a successor by reason merely of such pur-chase.

          Section 13. Governing Law and Time. THIS AGREEMENT AND THE PRICING AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED IN SAID STATE. Except as otherwise set forth herein, specified times of day refer to New York City time.

          If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the Underwriters, the Selling Stockholders and the Company in accordance with its terms.

                              Very truly yours,

AMERICA WEST AIRLINES, INC.


By:  /s/  William A. Franke
     Name:  William A. Franke
     Title:     Chairman

TPG PARTNERS, L.P.

By:  TPG Genpar, L.P.
     General Partner

     By:  TPG Advisors, Inc.
          General Partner


By:  /s/ Richard P. Schifter
     Name: Richard P. Schifter
     Title:  Vice President


TPG PARALLEL I, L.P.

By:  TPG Genpar, L.P.
     General Partner

     By:  TPG Advisors, Inc.
          General Partner


By:  /s/ Richard P. Schifter
     Name: Richard P. Schifter
     Title:  Vice President

AIR PARTNERS II, L.P.

By:  TPG Genpar, L.P.
     General Partner

     By:  TPG Advisors, Inc.
          General Partner


By:  /s/ Richard P. Schifter
     Name: Richard P. Schifter
     Title:  Vice President

CONTINENTAL AIRLINES, INC.


By:  /s/ Jeffrey A. Smisek
     Name: Jeffrey A. Smisek
     Title:  Senior Vice President

MESA AIR GROUP, INC.,
for itself and its subsidiaries


By:  /s/ W. Stephen Jackson
     Name: W. Stephen Jackson
     Title:  Chief Financial Officer


LEHMAN BROTHERS INC.


By:  /s/ John K. Sweeney
     Name: John K. Sweeney
     Title:   Managing Director


CONFIRMED AND ACCEPTED,
  as of the date first above written:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION
LEHMAN BROTHERS INC.
By: Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated



By   /s/ Robert Woolway
        Authorized Signatory

For each of themselves and as Representatives of the other
Underwriters named in Schedule A hereto.


                                SCHEDULE A


                                                                  Number
          Name of Underwriter                                 of Securities

Merrill Lynch, Pierce, Fenner & Smith Incorporated    . . . . . . 1,436,668
Donaldson, Lufkin & Jenrette Securities Corporation   . . . . . . 1,435,666
Lehman Brothers Inc.  . . . . . . . . . . . . . . . . . . . . . . 1,435,666
CS First Boston Corporation   . . . . . . . . . . . . . . . . . . . 150,000
Dean Witter Reynolds Inc.   . . . . . . . . . . . . . . . . . . . . 150,000
Dillion, Read & Co. Inc.  . . . . . . . . . . . . . . . . . . . . . 150,000
Furman Selz LLC   . . . . . . . . . . . . . . . . . . . . . . . . . 150,000
Goldman, Sachs & Co.  . . . . . . . . . . . . . . . . . . . . . . . 150,000
Morgan Stanley & Co. Incorporated   . . . . . . . . . . . . . . . . 150,000
NatWest Securities Limited  . . . . . . . . . . . . . . . . . . . . 150,000
PaineWebber Incorporated  . . . . . . . . . . . . . . . . . . . . . 150,000
Smith Barney Inc.   . . . . . . . . . . . . . . . . . . . . . . . . 150,000
William Blair & Company, L.L.C. . . . . . . . . . . . . . . . . . . .75,000
Dain Bosworth Incorporated  . . . . . . . . . . . . . . . . . . . . .75,000
Legg Mason Wood Walker, Incorporated  . . . . . . . . . . . . . . . .75,000
McDonald & Company Securities, Inc.   . . . . . . . . . . . . . . . .75,000
Monness, Crespi, Hardt & Co., Inc.  . . . . . . . . . . . . . . . . .75,000
Morgan Keegan & Company, Inc.   . . . . . . . . . . . . . . . . . . .75,000
The Ohio Company  . . . . . . . . . . . . . . . . . . . . . . . . . .75,000
Piper Jaffray Inc.  . . . . . . . . . . . . . . . . . . . . . . . . .75,000
Principal Financial Securities, Inc.  . . . . . . . . . . . . . . . .75,000
Raymond James & Associates, Inc.. . . . . . . . . . . . . . . . . . .75,000
The Robinson-Humphrey Company, Inc.   . . . . . . . . . . . . . . . .75,000
Sutro & Co. Incorporated  . . . . . . . . . . . . . . . . . . . . . .75,000
Wheat, First Securities, Inc.   . . . . . . . . . . . . . . . . . . .75,000

Total   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6,633,000


                                SCHEDULE B


Name of Selling Stockhold-
er
Number of
Initial
Securities
Number of
Option
Securities
TPG Partners, L.P.
TPG Parallel I, L.P.. . .
Air Partners II, L.P. . .
Continental Airlines, Inc.
Mesa Air Group, Inc.. . .
Lehman Brothers Inc . . .
Total . . . . . . . . . .

2,404,178
                                   242,258
                                   253,564

1,100,000

1,633,000

1,000,000

6,633,000
                                                  0
                                                            0
                                                            0
                                                      258,030
                                                      351,970
                                                            0

610,000                                                           EXHIBIT 2
                                                                  Exhibit A


                             6,633,000 Shares

                        AMERICA WEST AIRLINES, INC.

                         (a Delaware corporation)

                           Class B Common Stock

                        (Par Value $.01 Per Share)


                             PRICING AGREEMENT

                                                          February 14, 1996

MERRILL LYNCH & CO.
Merrill Lynch, Pierce, Fenner  & Smith Incorporated
Donaldson, Lufkin & Jenrette Securities Corporation
Lehman Brothers Inc.
    as Representatives of the several
    Underwriters named in the within-
    mentioned Purchase Agreement
Merrill Lynch World Headquarters
North Tower
World Financial Center
New York, New York  10281

Dear Sirs:

          Reference is made to the Purchase Agreement dated February 14, 1996 (the "Purchase Agreement") relating to the purchase by the several Underwriters named in Schedule A thereto, for whom Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation and Lehman Brothers Inc. are acting as repre-sentatives (the "Representatives"), of the above shares of Class B Common Stock (the "Securities"), of America West Airlines, Inc., a Delaware corpora-tion (the "Company"), to be sold by certain stockholders named in Schedule B thereto (the "Selling Stockholders").

          Pursuant to Section 2 of the Purchase Agreement, the Selling Stockholders severally and not jointly agree with each Underwriter as fol-lows:

               1. The initial public offering price per share for the Securities, determined as provided in said Section 2, shall be $19.50.

               2. The purchase price per share for the Securities to be paid by the several Underwriters shall be $18.57, being an amount equal to the initial public offering price set forth above less $0.93 per share; provided that the purchase price per share for any Option Securities (as defined in the Purchase Agreement) purchased upon exer-cise of the over-allotment option described in Section 2(b) of the Purchase Agreement shall be reduced by an amount per share equal to any dividends declared by the Company and payable on the Initial Securities (as defined in the Purchase Agreement) but not payable on the Option Securities.

          If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the Underwriters and the Selling Stockholders in accordance with its terms. By executing this agreement in the space provided below, the Company acknowledges the execution and delivery of this Pricing Agreement by the Representatives and the Selling Stockholders and the incorporation of this Pricing Agreement into the Purchase Agreement

                              Very truly yours,

TPG PARTNERS, L.P.

By:  TPG Genpar, L.P.
          General Partner

     By:  TPG Advisors, Inc.
          General Partner


By:  /s/ Richard P. Schifter
     Name:  Richard P. Schifter
     Title:   Vice President

TPG PARALLEL I, L.P.

By:  TPG Genpar, L.P.
          General Partner

     By:  TPG Advisors, Inc.
          General Partner


By:  /s/ Richard P. Schifter
     Name:  Richard P. Schifter
     Title:   Viice President


AIR PARTNERS II, L.P.

By:  TPG Genpar, L.P.
          General Partner

     By:  TPG Advisors, Inc.
          General Partner


By:  /s/ Richard P. Schifter
     Name:  Richard P. Schifter
     Title:   Vice President

CONTINENTAL AIRLINES, INC.


By:  /s/ Jeffrey A. Smisek
     Name:  Jeffrey A. Smisek
     Title:   Senior Vice President

MESA AIR GROUP, INC.,
for itself and its subsidiaries


By:  /s/ W. Stephen Jackson
     Name:  W. Stephen Jackson
     Title:   Chief Financial Officer


LEHMAN BROTHERS INC.


By:  /s/ John K. Sweeney
     Name:  John K. Sweeney
     Title:    Managing Director

CONFIRMED AND ACCEPTED,
  as of the date first above written:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION
LEHMAN BROTHERS INC.
By: Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated



By   /s/ Robert Woolway
        Authorized Signatory

For each of themselves and as Representatives of the other
Underwriters named in Schedule A of the Purchase Agreement


ACKNOWLEDGED
  as of the date first above written

AMERICA WEST AIRLINES, INC.


By:  /s/ William A. Franke
     Name:  William A. Franke
     Title:    Chairman




                                                                  EXHIBIT 3


                         SHARE EXCHANGE AGREEMENT

     SHARE EXCHANGE AGREEMENT, dated as of February 14, 1996, by and among TPG Partners, L.P., a Delaware limited partnership ("TPG Partners"), TPG Parallel I, L.P., a Delaware limited partnership ("TPG Parallel"), Air Partners II, L.P., a Texas limited partnership ("Air Partners II" and, together with TPG Partners and TPG Parallel, "TPG.") and Continental Airlines, Inc., a Delaware corporation ("Continental" and, together with TPG, the "Parties").

     WHEREAS, the Parties are, concurrently with the execution of this Agreement, entering into a Purchase Agreement (the "Purchase Agreement") dated the date hereof among America West Airlines, Inc. (the "Company"), the Parties, Mesa Air Group, Inc., Lehman Brothers Holdings Inc. and the several underwriters named in Schedule A thereto (the "Underwriters");

     WHEREAS, pursuant to the Purchase Agreement Continental has agreed to sell to the Underwriters 1,100,000 shares of Class B Common Stock, par value $.01 per share ("Class B Common Stock"), of the Company, and to grant the Underwriters an option to purchase up to 258,030 additional shares of Class B Common Stock solely to cover over-allotments, if any;

     WHEREAS, under (i) Section 4.1 of the Stockholders' Agreement for America West Airlines, Inc. entered into as of August 25, 1994 by and among AmWest Partners, L.P., GPA Group plc, Robert A. Ewert, David T. Obergfell, William A. Franke and the Company, (ii) Section 5(d) of the Termination Agreement dated as of August 25, 1994 by and among AmWest Genpar, Inc., Apcal, L.P. and Mesa Airlines, Inc. and (iii) certain Assignment and Assumption Agreements dated August 24, 1994 (collectively, the "Agreements"), Continental may not sell or otherwise transfer any Class B Common Stock or Class A Common Stock, $.01 par value per share ("Class A Common Stock" and, together with Class B Common Stock, the "Common Stock"), of the Company owned by Continental (other than to an affiliate of Continental) if, after giving effect thereto and to any related transaction, the total number of shares of Class B Common Stock beneficially owned by Continental would be less than twice the total number of shares of Class A Common Stock beneficially owned by Continental;

     WHEREAS, Continental desires to exchange shares of Class A Common Stock held by it for shares of Class B Common Stock held by TPG, and subsequently to sell such shares of Class B Common Stock, together with other shares of Class B Common Stock currently held by Continental, to the Underwriters pursuant to the Purchase Agreement;

     WHEREAS, the Parties are parties to that certain Priority Distribution Agreement (the "Priority Distribution Agreement"), dated as of August 25, 1994, pursuant to which TPG has granted Continental the right of first refusal to purchase all (but not less than all) of certain securities of America West Airlines, Inc. owned by TPG that TPG has notified Continental it desires to sell;

     WHEREAS, TPG desires to notify Continental of the proposed sale of shares of Class B Common Stock held by it to the Underwriters, and Continental desires to waive its right of first refusal to purchase such shares under the Priority Distribution Agreement;

     NOW, THEREFORE, in consideration of the premises, the Parties agree as follows:

     1. Continental hereby agrees to exchange 80,926 shares of Class A Common Stock for an equal number of shares of Class B Common Stock held by TPG. TPG Partners, TPG Parallel and Air Partners II hereby agree to exchange 67,090, 6,760 and 7,076 shares of Class B Common Stock, respectively, for an equal number of shares of Class A Common Stock held by Continental. The share exchange set forth in this section 1 shall be conditioned on the closing of the purchase of Initial Securities (as defined in the Purchase Agreement) by the Underwriters at the Closing Time (as defined in the Purchase Agreement) under the Purchase Agreement, and shall be effective as of the Closing Time. In the event the Purchase Agreement is terminated prior to the Closing Time, this agreement shall terminate and the share exchange set forth in this section 1 shall not occur.

     2. Continental hereby agrees to exchange up to 86,010 shares of Class A Common Stock for an equal number of shares of Class B Common Stock held by TPG. Each of TPG Partners, TPG Parallel and Air Partners II hereby agrees to exchange up to 71,305, 7,185 and 7,520 shares of Class B Common Stock, respectively, for an equal number of shares of Class A Common Stock held by Continental. The total number of shares of Common Stock to be exchanged pursuant to this Section 2 shall be equal to the total number of shares of Class B Common Stock, if any, to be purchased by the Underwriters from Continental pursuant to the over-allotment option granted to the Underwriters by Continental in Section 2(b) of the Purchase Agreement. The share exchange set forth in this section 2 shall be conditioned on the closing of the purchase of the Option Securities (as defined in the Purchase Agreement) by the Underwriters at the Date of Delivery (as defined in the Purchase Agreement) under the Purchase Agreement, and shall be effective as of the Date of Delivery. In the event the Purchase Agreement is terminated prior to the Date of Delivery, this agreement shall terminate and the share exchange set forth in this section 2 shall not occur.

     3. TPG hereby notifies Continental of its intention to sell, pursuant to the Purchase Agreement, 2,500,000 shares of Class B Common Stock (the "TPG Offered Shares") to the Underwriters at the price per share of Class B Common Stock under the Purchase Agreement. Such shares of Class B Common Stock consist of 2,072,567 shares to be sold by TPG Partners, 208,843 shares to be sold by TPG Parallel and 218,590 shares to be sold by Air Partners II. Continental represents and agrees that the notice given hereby shall for all purposes be deemed to be sufficient notice under
Section 3 of the Priority Distribution Agreement. Continental hereby irrevocably waives its right of first refusal to purchase the TPG Offered Shares; provided, however, that in the event all or a portion of the TPG Offered Shares are not sold to the Underwriters pursuant to the Purchase Agreement, future sales of the TPG Offered Shares by TPG shall be and remain subject to the provisions of Section 3 of the Priority Distribution Agreement.

     4. This Share Exchange Agreement shall become effective when executed by each of the parties hereto. This Share Exchange Agreement may be executed in any number of separate counterparts, each of which shall, collectively and separately, constitute one agreement.

     5. This Share Exchange Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without regard to the principles thereof regarding conflicts of law.

*             *             *

          IN WITNESS WHEREOF, the parties hereto have caused this Share Exchange Agreement to be executed by their respective officers or partners thereunto duly authorized, as of the date first above written.


                                        TPG PARTNERS, L.P.

                                        By:  TPG Genpar, L.P.
                                             General Partner

                                             By:  TPG Advisors, Inc.
                                                  General Partner

                                        By:    /s/ Richard Schifter
                                        Name:  Richard Schifter
                                        Title:    Vice President



                                        TPG PARALLEL I, L.P.

                                        By:  TPG Genpar, L.P.
                                             General Partner

                                             By:  TPG Advisors, Inc.
                                                  General Partner

                                        By:    /s/ Richard Schifter
                                             Name:  Richard Schifter
                                             Title:    Vice President


                                        AIR PARTNERS II, L.P.

                                        By:  TPG Genpar, L.P.
                                             General Partner

                                             By:  TPG Advisors, Inc.
                                                  General Partner

                                        By:    /s/ Richard Schifter
                                        Name:  Richard Schifter
                                        Title:    Vice President

                                        CONTINENTAL AIRLINES, INC.

                                        By:     /s/ Jeffery A. Smisek
                                        Name:  Jeffery A. Smisek
                                        Title:    Senior Vice President